Ballard Power Systems Inc.

News Release

Ballard Announces Election of Directors at Annual General Meeting

For Immediate Release – June 3, 2014

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today held the Company’s 2013 Annual General Meeting in Burnaby, British Columbia at which all of the nominees listed in the Management Proxy Circular dated April 11, 2014 were elected as directors of the Company.

Each of the Ballard directors was re-elected by a majority of the votes cast by shareholders present or represented by proxy:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Ian A. Bourne	13,772,425	97.50	353,052	2.50
Douglas P. Hayhurst	13,785,491	97.59	339,986	2.41
Edwin J. Kilroy	13,760,296	97.41	365,181	2.59
John W. Sheridan	13,765,902	97.45	359,575	2.55
Carol M. Stephenson	13,310,096	94.23	815,381	5.77
David B. Sutcliffe	13,751,911	97.36	373,566	2.64
Ian Sutcliffe	13,748,539	97.33	376,938	2.67

Director biographies are available in the Corporate Leadership section of the company’s website.

At the Annual General Meeting Ballard’s leadership team also provided an update on the business, including: 2013 financial results; 2014 outlook; commercial progress; quality and service developments; and the recent acquisition of the intellectual property portfolio from United Technologies Corporation.

In addition, KPMG LLC Chartered Accountants was appointed as auditor for the Company and an advisory vote approved the approach to executive compensation disclosed in the Company’s Management Proxy Circular:

Item	Votes For	% For	Votes Withheld	% Withheld
Appointment of Auditors	45,515,791	97.13	1,345,338	2.87
Executive Compensation	11,240,165	79.72	2,858,875	20.28

Final voting results on all matters voted on at the Annual General Meeting held on June 3, 2014 will be filed on SEDAR (www.sedar.com).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information
Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com